15027259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUL 0 1 2015

SEC FILE NUMBER
8- 48782

48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2014 AND ENDING 04/30/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDUFFIE MORRIS FINANCIAL GROUP, INC

OFFICIAL USE ONLY
35654
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BROAD RIVER RD
(No. and Street)

ORMOND BEACH (City) FL (State) 32174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFTON MORRIS JR 386 6779557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & CO
(Name – *if individual, state last, first, middle name*)

1113 ODENTON RD (Address) ODENTON (City) MD (State) 21113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDUFFIE MORRIS FINANCIAL GROUP, INC, as of APRIL 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

STEPHANIE APPLE NOTARY PUBLIC STATE OF FLORIDA My Comm. Expires August 15, 2017 No. FF 45915

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDUFFIE-MORRIS
FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

APRIL 30, 2015 AND 2014

KORWEK & COMPANY, P.A.
Certified Public Accountants

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants
1113 Odenton Road
Odenton, MD 21113-1606
TEL: (410) 674-7445
FAX: (410) 674-3771

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
McDuffie-Morris Financial Group, Inc.
Ormond Beach, Florida

We have audited the accompanying financial statements of McDuffie-Morris Financial Group, Inc., (a Florida Corporation) which comprises the statement of financial condition of as of April 30, 2015 and 2014 and the related statements of operations, stockholder equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934. McDuffie-Morris Financial Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. McDuffie-Morris Financial Group, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of McDuffie-Morris Financial Group, Inc. as of April 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included herein has been subjected to audit procedures performed in conjunction with the audit of McDuffie-Morris Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of McDuffie-Morris Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Korwek & Company, PA

June 12, 2015

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
APRIL 30, 2015 AND 2014

	2015	2014
CURRENT ASSETS		
Cash and cash equivalents	$ 18,966	$ 9,885
Commissions receivable	-	-
Prepaid insurance and expenses	3,800	-
Total current assets	22,766	9,885
PROPERTY AND EQUIPMENT, net		
Furniture and fixtures	12,627	12,627
Leasehold improvements	8,266	8,266
Less accumulated depreciation	(20,893)	(20,893)
Net property and equipment	-	-
OTHER ASSETS	-	-
	$ 22,766	$ 9,885

LIABILITIES AND STOCKHOLDER EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 10,436	$ 1,076
Payroll tax liabilities	-	-
Total current liabilities	10,436	1,076
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDER EQUITY		
Capital stock, $10 stated value, authorized 1,000 shares; issued and outstanding, 700 shares	7,000	7,000
Additional paid-in capital	1,995	1,995
Retained earnings	3,335	(186)
	12,330	8,809
	$ 22,766	$ 9,885

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2015 AND 2014

	2015	2014
REVENUE		
Revenue from sale of investment company shares	$ 264,786	$ 223,204
Market gain (loss) on firm securities investment accounts	-	-
Other revenue	69	22
Total revenue	264,855	223,226
EXPENSES		
Salaries and other employment costs voting stockholder officer	198,100	187,419
Other compensation and benefits	6,831	-
Interest expense	-	101
Regulatory fees and expenses	1,441	2,914
Other expenses	54,962	37,621
Total expenses	261,334	228,055
Net income before income taxes	3,521	(4,829)
Provision for income taxes		
Federal	-	-
State	-	-
	-	-
NET INCOME	$ 3,521	$ (4,829)

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDER EQUITY
FOR THE YEAR ENDED APRIL 30, 2015 AND 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at May 1, 2013	$ 7,000	$ 1,995	$ 4,643	$ 13,638
Net income from operations	-	-	(4,829)	(4,829)
Return of Capital			-	-
Balance at April 30, 2014	7,000	1,995	(186)	8,809
Net income from operations	-	-	3,521	3,521
Return of Capital			-	-
Balance at April 30, 2015	$ 7,000	$ 1,995	$ 3,335	$ 12,330

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2015 AND 2014

	2015	2014
CASH FROM OPERATING ACTIVITIES		
Net income	$ 3,521	$ (4,829)
Adjustments to reconcile net income to net cash		
Depreciation and amortization	-	-
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	-	-
Prepaid insurance and expenses	(3,800)	-
Increase (decrease):		
Accounts payable and other accrued liabilities	9,360	151
Payroll tax liabilities	-	-
Cash provided (used) by operating activities	9,081	(4,678)
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	-	-
Purchase (sale) of investments	-	-
Cash (provided) used for investing activities	-	-
CASH FROM FINANCING ACTIVITIES		
Return of Capital	-	-
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	9,081	(4,678)
CASH, BEGINNING OF YEAR	9,885	14,563
CASH, END OF YEAR	$ 18,966	$ 9,885
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2015 AND 2014

	2015	2014
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financila statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer concentrating in mutual funds, tax deferred investments, and related insurance products. The Company was incorporated in the state of Maryland and started operations in October 1995 It subsequently moved its charter to the state of Florida in December 2003. The Company maintains a branch office in Maryland, with the main office in Florida. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of revenues and expenses, during the reporting period. On an ongoing basis, the company evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, depreciation methods, and lives of equipment. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents – The Company considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Marketable Securities – Marketable securities are investments, which are considered trading securities and thus valued at fair market value.

Depreciation and Amortization – Depreciation is computed using either an accelerated method or straight line of depreciation, whichever is consistent with the method utilized to prepare the Company's tax return, over the estimated useful lives of the applicable assets. For the years ended April 30, 2015 and 2014, management has recorded depreciation under provisions of the tax code, which permit accelerated allowances in the acquisition year of the assets, which is not permitted under GAAP. If the generally accepted accounting principles had been followed, depreciation expense for the years ended April 30, 2015 and 2014 would be decreased by $-0- and $-0-, respectively. Expenditures for items considered to be maintenance and repair are charged to expense as incurred.

Advertising costs – Advertising costs are expensed as incurred. Advertising expense for the years ended April 30, 2015 and 2014 was $1,000 and $-0-, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial one year period. Such charge backs are recognized when incurred.

Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

Income taxes – The Company files its federal and state income tax returns using the accrual basis of accounting. As such, there are no timing differences between the financial statements and the tax returns. Accordingly, no provision for deferred income taxes has been included in these financial statements.

Fair value of financial instruments – The Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Company's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through June 12, 2015, which is the date the financial statements were available to be issued.

NOTE B - COMMISSIONS RECEIVABLE

There are no Commissions receivables as of April 30, 2015 and 2014. Management regularly evaluates the collectability of the Company's receivables and consequently believes that as of April 30, 2015 and 2014, no allowance for doubtful receivables is required.

NOTE C - MARKETABLE SECURITIES

As of April 30, 2015 and 2014, the Company has no marketable securities.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of furniture and fixtures. Depreciation and amortization expense for the year ended April 30, 2015 and 2014 amounted to $-0- and $-0-, respectively. Expenditures for maintenance and repairs amounted to $4,278 and $2,099 for the years ended April 30, 2015 and 2014, respectively.

NOTE E - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended April 30, 2015.

NOTE F - INCOME TAXES

The Company's provision for income taxes for the year ended April 30, 2015 amounted to $-0-, resulting from the Company utilizing a net operating loss. The Company's provision for income taxes for the year ended April 30, 2014 amounted to $-0-, resulting from the Company generating a net operating loss. Generally, net operating losses can be carried back to the two years preceding years and then forward for the next twenty years following the loss year. The Company currently has a net operating loss carryover of $-0-.

The federal, state and local income tax returns for the Company are subject to examination by the Internal Revenue Service and state and local taxing authorities, generally for a period of three years from the date they were filed. The Company has not been notified of any intent for such an examination.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At April 30, 2015 and 2014 the Company had net capital of $8,809 and $13,638, respectively, which was $3,809 and $8,638 in excess of its required net capital of $5,000.

NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was autonomous. Morris Wealth Management Group, LLC charged management fees of $120,000 and $85,000 for the years ended April 30, 2015 and 2014. Additionally they do share certain common resources, equipment and personnel without separate fees being charged. The Company pays annually $18,000 in rent for its office location, there is not a formal lease agreement in place.

NOTE J - CONCENTRATIONS OF CREDIT RISK

The Company conducts its business primarily in the states of Maryland and Florida, and therefore could be materially affected by economic fluctuations in those geographic areas as well as changes in the investment choices of its customer base.

SUPPLEMENTAL INFORMATION

McDUFFIE-MORRIS FINANCIAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE
WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2015 AND 2014

	2015	2014
NET CAPITAL		
Adjusted stockholder equity	$ 12,330	$ 8,809
Additions to net capital	-	-
Deduct stockholder equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	12,330	8,809
Add liabilities subordinated to claims of general creditors		
allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	12,330	8,809
Deductions and/or charges		
Non-allowable assets		
Petty cash	-	-
Commissions and accounts receivable	-	-
Prepaid insurance and expenses	(3,800)	-
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	-	-
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	8,530	8,809
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	-	-
Undue concentrations	-	-
Other	-	-
Net Capital	$ 8,530	$ 8,809
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	3,530	3,809
	$ 8,530	$ 8,809
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 10,436	$ 1,076
Less adjustments		
Secured notes payable	-	-
Deferred taxes	-	-
Net Aggregate Indebtedness	$ 10,436	$ 1,076
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.22 to 1	.12 to 1

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
APRIL 30, 2015

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	264,801	264,786	15
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	1,263	69	1,194
Total revenue	266,064	264,855	1,209
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	198,266	198,100	166
Other compensation and benefits	5,650	6,831	(1,181)
Interest expense	-	-	-
Regulatory fees and expenses	2,651	1,441	1,210
Other expenses (including state income tax)	55,962	54,962	1,000
Total expenses	262,529	261,334	1,195
Net income before provision for federal income taxes	3,535	3,521	14
Provision for federal income taxes	-	-	-
NET INCOME	3,535	3,521	14

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
APRIL 30, 2015

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 12,346
Increases		
Refund of federal income tax	-	
Decrease prepaid tax deposits	-	
Rounding differences	-	
		-
Decreases		
Increase Federal income tax provision currently payable	-	
Increase State income tax provision currently payable	-	
Increase in prepaid expenses	3,800	
Decrease in deferred income taxes payable	-	
Rounding differences	16	
		3,816
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 8,530

KORWEK & COMPANY, P.A.
Certified Public Accountants
1113 Odenton Road
Odenton, MD 21113-1606
TEL: (410) 674-7445
FAX: (410) 674-3771

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
McDuffie-Morris Financial Group, Inc.
Ormond Beach, Florida

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(ii), in which (1) McDuffie-Morris Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which McDuffie-Morris Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) McDuffie-Morris Financial Group, Inc. stated that McDuffie-Morris Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. McDuffie-Morris Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McDuffie-Morris Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Korwek & Company, PA

June 12, 2015

McDUFFIE/MORRIS FINANCIAL GROUP, INC.
Clifton Morris Jr, CLU, ChFC
President

3 BROADRIVER ROAD * ORMOND BEACH, FLORIDA 32174-8744
(386)677-9557* FAX: (410)675-9699 * MOBIL (386)690-9731
TOLL FREE: 888-484-1094 * EMAIL:CLIFF@MYMMFG.COM

June 12, 2015

Mr. Charles E. Posey
Korwek & Company, P.A.
1113 Odenton Rd
Odenton, MD 21113

Re: **Exemption Report claimed under Rule 15c3-3(k)(2)(ii)**

Dear Mr. Posey:

In connection with your engagement to perform a review of McDuffie-Morris Financial Group, Inc. Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended April 30, 2015, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, we confirm to the best knowledge and belief, McDuffie-Morris Financial Group, Inc. has met the exemption provision of Rule 15c3-3(k)(2)(ii) without exception throughout for the year ended April 30, 2015. The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to April 30, 2015 that McDuffie-Morris Financial Group, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(2)(iii).

Your report is intended solely for the information and use of McDuffie-Morris Financial Group, Inc. and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

McDuffie-Morris Financial Group, Inc.

Clifton Morris

Mr. Clifton Morris, Jr., President